FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  June 30, 2006

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew Receives Subpoena from US Department of Justice


30 June 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN) announced today that its Orthopaedics business received late yesterday a subpoena from the United States Department of Justice, Antitrust Division, requesting documents for the period beginning January 2001 through to the present relating to possible violations of US antitrust laws, in respect of the manufacture and sale of orthopaedic implant devices. Similar enquiries have been directed to a number of Smith & Nephew's US competitors. Smith & Nephew will cooperate fully with this request.


Enquiries

Investors/Media

David Yates/Debbie Scott                              Tel:  +44 (0) 20 7831 3113
Financial Dynamics - London

Jonathan Birt                                              Tel:  +1 212 850 5634
Financial Dynamics - New York



About Us


Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedic companies.


Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.


Forward-Looking Statements


This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.


All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: June 30, 2006
                                           By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary